UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

InnerWorkings, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

45773Y105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45773Y105	13G	Page 2 of 10

Item 1(a).	Name of Issuer: InnerWorkings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 600 West Chicago Avenue, Suite 850, Chicago, IL 60654.

Item 2(a).
Names of Persons Filing:

This statement is being filed by New Enterprise Associates 11, Limited Partnership (“NEA 11”); NEA Partners 11, Limited Partnership (“NEA Partners 11”), which is the sole general partner of NEA 11; NEA 11 GP, LLC (“NEA 11 GP”), which is the sole general partner of NEA Partners 11; and M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Krishna S. Kolluri (“Kolluri”) and Scott D. Sandell (“Sandell”) (collectively, the “Managers”); and C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”) and Mark W. Perry (“Perry”).  The Managers are the individual managers of NEA 11 GP.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(b).
Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NEA 11, NEA Partners 11 and NEA 11 GP is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barris, Barrett, and Drant is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).
Citizenship:

NEA 11 and NEA Partners 11 are limited partnerships organized under the laws of the State of Delaware.  NEA 11 GP is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 45773Y105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 45773Y105	13G	Page 3 of 10

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 45773Y105	13G	Page 4 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           February 13, 2013

NEW ENTERPRISE ASSOCIATES 11,
LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC General Partner

By:	* Peter J. Barris Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC General Partner

By:	* Peter J. Barris Manager

NEA 11 GP, LLC

By:	* Peter J. Barris Manager

* Michael James Barrett

* Peter J. Barris

CUSIP No. 45773Y105	13G	Page 5 of 10

* Forest Baskett

* Ryan D. Drant

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Amendment No. 6 to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 45773Y105	13G	Page 6 of 10

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of InnerWorkings, Inc.

EXECUTED this 13th day of February, 2013.

NEW ENTERPRISE ASSOCIATES 11,
LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC General Partner

By:	* Peter J. Barris Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC General Partner

By:	* Peter J. Barris Manager

NEA 11 GP, LLC

By:	* Peter J. Barris Manager

* Michael James Barrett

* Peter J. Barris

CUSIP No. 45773Y105	13G	Page 7 of 10

* Forest Baskett

* Ryan D. Drant

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 45773Y105	13G	Page 8 of 10

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Shawn Conway
Shawn Conway

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP No. 45773Y105	13G	Page 9 of 10

/s/ Vladimir Jacimovic
Vladimir Jacimovic

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

CUSIP No. 45773Y105	13G	Page 10 of 10

/s/ A. Brooke Seawell A. Brooke Seawell /s/ Eugene A. Trainor III Eugene A. Trainor III /s/ Ravi Viswanathan Ravi Viswanathan /s/ Paul E. Walker Paul E. Walker /s/ Harry Weller Harry Weller